mPhase Technologies, Inc
587 Connecticut Avenue
Norwalk, Connecticut. 06854

Ms. Angela Crane
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

January 22, 2009

Re:

mPhase Technologies, Inc.
Form 10K for the fiscal year ended June 30, 2008
Filed September 30, 2008
File No. 000-30202

Dear Ms. Crane:

This letter is in response to the letter dated January 9, 2009 from Mr. Jay Webb, reviewing accountant, with respect to certain accounting comments and questions raised by the Commission in connection with our Form 10K Annual Report for the fiscal year ended June 30, 2008.

The following response to each of the items raised in the SEC letter are intended to explain and answer the reasons the Company believes it has complied with appropriate accounting requirements in its Form 10K filing. In addition, the Company is submitting a proposed abbreviated Amendments to our Form10K and Form 10Q filing for the period ended September 30, 2008,  for your preliminary review and comments in order to ensure that we have responded, in full to the issues you have raised.

ITEM #1

Internal Controls (pg 48)

Item 8A states that the Company is in the process of implementing additional controls for purposes of improving internal controls in compliance with new regulations.

Further on (end of second paragraph) in our disclosure we mentioned that we did note certain deficiencies (areas in which there was need for improvement) consider to be reportable conditions. However, these were not deficiencies or a combination or deficiencies such that there is a reasonable possibility that a material misstatement of the Company's financial statements were not prevented or detected on a timely basis.

For the year ended June 30, 2008, we concluded controls were adequate since the reporting concerns were identified by the Company's management and addressed by the Company and recorded on a timely basis. In conclusion, although there is room for improvement and regulations may require additional procedures, we nonetheless consider that the amount of involvement by management in review of our financials give us comfort that all necessary disclosures have been made.

ITEM #2

Revenue Recognition (pg 78)

The straight line method was the proper method for the our research contracts since these contracts (US Army and AMEX) were fixed price contracts involving services over a specified period of time (usually one year). There were no contingencies involved and no monthly billing required. In all cases the amount was collected in full either at inception or ratably over the term.

The straight line method remains our preferred choice when appropriate.

In the case of the 10Q filed Nov,14, 2008, the contract is not for an amount certain but rather cost recovery up to a maximum amount. Accordingly, we are recognizing revenue when we incur and bill such cost. The straight line method is not appropriate in this instance since revenue is not certain.

ITEM #3

Loss per Common Share

We have noted your comments for future filings. Potentially, this would involve conversion of options, warrants and convertible debt if market conditions justify.

ITEM #4

Issues related to Convertible Debentures, Debt Discount and Note Receivable

Explanation and reconciliation of Convertible Debt issues and balances

General

The economic substance of convertible debt arrangements entered into beginning December 2007 was to provide the Company with needed liquidity in the absence of liquidity in the private equity markets. The form of the transaction is complicated and involves the following:

  The receipt of cash

  The issuance of a note payable from mPhase.

  The issuance of a note receivable due to mPhase

  A Securities Purchase Agreement

  The note payable contains conversion features which permits the holder to convert debt into equity. Such debt was eligible to be converted into the Company's common stock immediately, thus requiring the recording of the entire liability upfront. Finally, to encourage conversion, a discount from market value was offered.

  The aggregate amount of notes payable exceeded the amount of cash received. As "Consideration" for this difference the Company took back a secured Note Receivable. Security is generally liquid investments of the investor.

  The note receivable provides a commitment to fund mPhase operations at particular points in time. It was this commitment that required us to record on our books the note payable and the note receivable separately versus netting the balances.

Derivative Value and Debt Discount

This concept was reviewed in detail with management. It was determined that the value of the note payable to the holder (investor) was primarily due to the favorable conversion features of the note. In accordance with SFAS 133, the conversion feature requires the bifurcation of the embedded derivative from the host document and separate reporting of that value. A calculation of this value was performed at inception of the transaction using actual and historical market prices for common stock and an acceptable valuation technique called Black Sholes method. This calculation confirmed that the value of such note was indeed its conversion features and the variable amount of shares that may be converted at any particular point in time. As such and under GAAP, our Balance Sheet clearly reflected the value of the conversion feature as Derivative Value and resulted in a corresponding contra account to Notes Payable called Debt Discount.

At the end of every quarter the current value of Derivative Securities is reviewed and adjustments made accordingly. The volatility of the stock price, the amount and variable number of shares involved and the low price of our stock has caused this value to fluctuate significantly. Our quarterly reports have shown these fluctuations In addition, the debt discount is adjusted for any conversions and amortized over the remaining life of the loan. Regarding the applicability of SFAS 157, it is our interpretation that since the Fiscal Year covered by this 10K filing began July 1, 2007 and ended June 30, 2008, that such regulations were not yet applicable. Nonetheless, we will be in compliance with SFAS 157 beginning with the upcoming 10Q (for the quarter ended December 31,2008).

The Investors in these transactions are:

  Golden Gate Investors, Inc (referred to as Arrangement #1)

  St George Investors (Arrangement #2)

  JMJ Financial Inc (Arrangement # 3)

None of these investors are related parties of the Company

A reconciliation of each arrangement is illustrated in the attached Schedule A

ITEM #5

Warrants (pg85)

Warrants Outstanding June 30 2006 ---157,108,199
Warrants Outstanding June 30 2007 ---150,096,845
Warrants Outstanding June 30 2008 --- 146,066,505

ITEM #6

Subsequent Events

As disclosed in our Notes to Financial Statements, the provisions of the Note Receivable indicated a maturity date of February 1, 2011. However, the debtor is allowed to "Prepay" the note at their option. The reference to the term "prepayment" is defined in the document. The $700,000 therefore is properly disclosed as a prepayment of a note otherwise due in 2011. The accounting is simply a reduction of Note Receivable equal to cash received.

Please note with respect to Item #7 of your letter that we have prepared and enclosed what we believe is the form of abbreviated amendment to our Form 10k for the period ended June 30, 2008 and our 10Q for the period ended September 30, 2008 that will comply with your requests.

Please address any questions or comments you have to Mr. Paul Trupia, the controller of the Company who may be reached at 203-831-2230 or myself at 203-831-2242. Thank you for your time and consideration in this matter.

Very truly yours,

Martin S. Smiley
EVP, CFO and General Counsel

SCHEDULE A
RECONCILIATION OF CONVERTIBLE DEBT ISSUES ACCOUNT
	Golden Gate	St George	JMJ	Total
Initial Cash Received (1)	$500,000	$500,000	$300,000	$1,300,000

Original Note Receivable	$1,000,000		$1,000,000	$2,000,000
Less Payment of Note Receivable (1)	($50,000)			($50,000)
Balance per financials	$950,000	$0	$1,000,000	$1,950,000

Original Derivative Value	$1,678,471	$581,428	$2,493,212	$4,753,111
Change in Derivative Value	($1,355,835)	($438,835)	($2,208,290)	($4,002,960)
Balance per Financials	$322,636	$142,593	$284,922	$750,151

Notes Payable	$1,500,000	$550,000	$1,450,000	$3,500,000
Less Conversions	($135,000)			($135,000)
Balance	$1,365,000	$550,000	$1,450,000	$3,365,000
Less
Debt Discount	$1,500,000	$550,000	$1,450,000	$3,500,000
Amortization	($377,351)	($47,917)	($120,833)	($546,101)
Balance	$1,122,649	$502,083	$1,329,167	$2,953,899
Convertible Debt (Net) per financials	$242,351	$47,917	$120,833	$411,101

Misc Convertible Debt expenses	$178,471	$81,428	$1,093,212	$1,353,111
Fair Value of Stock issued		$105,000	$160,000	$265,000
Total Misc Expenses	$178,471	$186,428	$1,253,212	$1,618,111

Income Summary
Change in Derivative Value (income)	($1,355,835)	($438,835)	($2,208,290)	($4,002,960)
Amortization	$377,351	$47,917	$120,833	$546,101
Misc Expenses	$178,471	$186,428	$1,253,212	$1,618,111
Total Expenses per financials	($800,013)	($204,490)	($834,245)	($1,838,748)

(1) Total cash received equals $1,350,000